UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 5)*

Where Food Comes From, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

96327X101
(CUSIP Number)

Yorkmont Capital Management, LLC 2313 Lake Austin Blvd., Suite 202 Austin, TX 78703
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

{WLMLAW W0010741.DOC}

SCHEDULE 13D

CUSIP No.	96327X101

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Yorkmont Capital Partners, LP 80-0835231
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSONWITH	7	SOLE VOTING POWER
2,665,210
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,665,210
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,665,210
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.78%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No.	96327X101

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Yorkmont Capital Management, LLC 45-5389822
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSONWITH	7	SOLE VOTING POWER
2,665,210
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,665,210
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,665,210
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.78%
14	TYPE OF REPORTING PERSON (See Instructions)
IA

CUSIP No.	96327X101

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Graeme P. Rein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSONWITH	7	SOLE VOTING POWER
2,665,210
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,665,210
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,665,210
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.78%
14	TYPE OF REPORTING PERSON (See Instructions)
IN/HC

Item 1.
Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of Where Food Comes From, Inc. (the “Issuer”), with its principal executive offices located at 221 Wilcox, Suite A, Castle Rock, Colorado 80104.

Item 2.
Identity and Background

Item 2 (a) - (c) and (f). This statement is being filed by the following persons:

Yorkmont Capital Partners, LP, a Texas limited partnership;

Yorkmont Capital Management, LLC, is a Texas limited liability company; and

Graeme P. Rein (Mr. Rein), is a citizen of the United States of America.

Yorkmont Capital Partners, LP is a private investment vehicle engaged in the business of investing in securities. Graeme P. Rein is the managing member of Yorkmont Capital Management, LLC, which is the general partner of Yorkmont Capital Partners, LP. The business address and principal executive offices of the each of the Reporting Persons is 2313 Lake Austin Blvd., Suite 202, Austin, TX 78703.

Item 2 (d)-(e). During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.
Source and Amount of Funds or Other Considerations

The shares owned by Yorkmont Capital Partners, LP were purchased with working capital. The aggregate purchase price of the 2,665,210 shares beneficially owned is approximately $4,421,769.

Item 4.
Purpose of Transaction

The Reporting Persons originally acquired the Common Stock subject to this Schedule 13D for investment purposes. The Reporting Persons will review their investments in the Common Stock on a continuing basis, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Stock, and other general market and investment conditions, the Reporting Persons may determine to:

- acquire additional Common Stock through open market purchases or otherwise;

- sell Common Stock through the open market or otherwise; or

- otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Company.

Such transactions may take place at any time and without prior notice. There can be no assurance, however, that any Reporting Person will take any such actions.

Item 5.
Interest in Securities of the Issuer

(a)
The aggregate percentage of the Company’s outstanding shares of Common Stock reported owned by each Reporting Person is based on 24,733,302 shares of Common Stock outstanding at November 4, 2019, as reported by the Company on its Form 10-Q, filed with the United States Securities and Exchange Commission on November 4, 2019.

Yorkmont Capital Partners, LP beneficially owns 2,665,210 shares of Common Stock, representing 10.78% of all the outstanding shares of Common Stock.

Yorkmont Capital Management, LLC beneficially owns 2,665,210 shares of Common Stock, representing 10.78% of all the outstanding shares of Common Stock. Yorkmont Capital Management LLC is the general partner of, and controls, Yorkmont Capital Partners, LP.

Mr. Rein beneficially owns 2,665,210 shares of Common Stock, representing 10.78% of all the outstanding shares of Common Stock. Mr. Rein, as the managing member of Yorkmont Capital Management, LLC, may be deemed to beneficially own the 2,665,210 shares of Common Stock beneficially owned by Yorkmont Capital Partners, LP.

(b)
Each of Yorkmont Capital Partners, LP, Yorkmont Capital Management, LLC and Mr. Rein may be deemed to have sole voting and dispositive power with respect to the 2,665,210 shares of Common Stock held by Yorkmont Capital Partners, LP.

(c)
No transactions in the Common Stock have been effected during the past sixty days by Yorkmont Capital Partners, LP.

(d)
Not applicable

(e)
Not applicable

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The relationships between Mr. Rein, Yorkmont Capital Management, LLC, and Yorkmont Capital Partners, LP are described above under Item 2.

Item 7.
Material to Be Filed as Exhibits

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2020
Dated
/s/ Graeme P. Rein
Signature
Graeme P. Rein, Managing Member
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 96327X101

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D dated January 15, 2020 with respect to the shares of Common Stock of Where Food Comes From, Inc. and any further amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: January 15, 2020		YORKMONT CAPITAL PARTNERS, LP

	By:	YORMONT CAPITAL MANAGEMENT, LLC its General Partner

	By:	/s/ Graeme P. Rein
Graeme P. Rein, General Partner

YORKMONT CAPITAL MANAGEMENT, LLC

By:	/s/ Graeme P. Rein
Graeme P. Rein, Managing Member

GRAEME P. REIN

By:	/s/ Graeme P. Rein
Graeme P. Rein